SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of June, 1999                    Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

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                MERIDIAN GOLD REPORTS SECOND QUARTER 1999 RESULTS
                      (All dollar amounts in U.S. currency)

Reno, Nevada, July 21, 1998 - Meridian Gold Inc. today reported second quarter gold production of 59,111 ounces at a cash cost of $178 per ounce. Gold production was more than 13% higher than in the second quarter of 1998 due to strong production from the Beartrack mine. Cash costs, driven by Beartrack's performance, improved by 11% versus last year's second quarter. Gold price continues to be disappointing, but despite realizing only $272 per ounce on gold sales for the quarter, operating cash flow was positive at $4.0 million. Cash balances increased to $38.1 million at the end of the quarter.

Meridian continued to operate under the bridge credit facility with Standard Bank. Loan documents for the $50 million long-term facility were signed on June 30, 1999. All of the short-term borrowings are scheduled to be converted under the terms of the long-term facility during the third quarter.

The Company realized a net loss for the second quarter of $5.5 million, or $0.07 per share. This matches the loss of $5.5 million or $0.07 per share in the second quarter of 1998, when the realized gold price was significantly higher at $301 per ounce.

SECOND QUARTER RESULTS
Sales for the quarter were $16.8 million versus $15.9 million in the second quarter of 1998 due to the increase in production which was partially offset by the lower realized gold price. Exploration costs were about the same as in the second quarter of 1998 at $3.2 million versus $3.0 million. General and Administrative costs declined to $1.5 million from $1.9 million.

At Beartrack, gold production in the second quarter was 32,959 ounces with cash costs of $157 per ounce. This compares to second quarter 1998 production of 23,680 ounces at a cash cost of $234 per ounce. Higher grades and ore tonnage largely accounted for the increased production and the reduced cash costs.

At 30%-owned Jerritt Canyon, production decreased slightly from 28,497 ounces in the second quarter of 1998, to 26,152 ounces due to expected lower mill head grades and a 4-1/2 day mill shutdown in June for routine care and maintenance. Cash costs increased to $205 per ounce from $176 per ounce due largely to the slightly lower grades.

FIRST HALF RESULTS
For the first half of 1999, the Company recorded a loss of $8.5 million or $0.12 per share, compared to a loss of $10.5 million or $0.14 per share for the first half of 1998.

Sales for the first half were $29.0 million versus $30.2 million in the same period last year. Gold production was nearly 5% higher at 108,258 ounces versus 103,154 ounces, while cash costs improved by over 8% to $188 per ounce from $205 per ounce. The average realized price of gold fell to $278 per ounce from $298 per ounce. Exploration spending for the first six months was $5.1 million, slightly lower than the $5.3 million spent in the same period last year.

Meridian's exploration program during the first half of the year encompassed additional drilling at El Penon plus extensive field work in Mexico, Peru and Argentina. The Company's work in Mexico has resulted in an agreement with International Northair Mines Ltd. on the Venturina property in the state of Chihuahua. Please see the "What's New" section of Meridian Gold's website (www.meridiangold.com) for further information.

At Rossi, joint venture partner Barrick Gold Corporation continues to advance the underground decline into the STORM Resource and is scheduled to begin delineation drilling in the fourth quarter. In addition, Barrick began a surface drilling program in the second quarter to test projected extensions of the Post-Betze fault onto the Rossi property.

EL PENON UPDATE
During the second quarter, Meridian spent $17.6 million building the El Penon mine. At June 30, capital expenditures to date at the mine totaled $52 million of the $77 million budget. The $52 million spent has been financed with $30 million of debt and with Meridian's cash resources. Remaining capital requirements will be financed from Meridian's operating cash flow and from current cash balances of $38 million. After drawing down $30 million of the $50 million long-term debt facility, which closed during the second quarter, the Company will retain $20 million in borrowing capacity to fund further growth opportunities.

Construction and development activities at El Penon are on schedule and on budget for startup in the latter half of the third quarter. At the end of the second quarter, the construction of the plant and facilities was 90% complete.

Pre-stripping of three open pits began during the second quarter and the first ore benches were mined and stockpiled in front of the primary crusher. As planned, the open pits are expected to feed the mill in the third and fourth quarters during startup. With approximately 9 kilometers of underground development completed, the underground mines are on schedule to provide ore to the mill in the first quarter of 2000.

QUEBRADA COLORADA
The one-kilometer drift from Quebrada Orito to Quebrada Colorada was completed at the end of May. During the remainder of the quarter, an additional 1.3 kilometers of underground mine development was completed, including the partial construction of a second access ramp. The second ramp will improve operating flexibility and mining productivity.

In June, a crosscut into the southern ore shoot at Quebrada Colorada yielded channel samples averaging 31.7 g/tonne gold and 596 g/tonne silver over 2.1 meters. The vein consisted of near vertical banded quartz, strongly oxidized with manganese oxides, and contained abundant fine-grained disseminated gold. The wall rock is extremely competent and required no wall or roof support.

In addition to the cross-cut, Meridian drilled 16 holes to help further define the upper limits of mineralization in the southern ore shoot. Additional ore-grade mineralization was encountered on four sections, and was extended up dip on three sections as much as 45 meters. Results ranged from 4 meters of 5.5 g/tonne gold and 280 g/tonne silver to 9 meters of 269 g/tonne gold and 1,751 g/tonne silver.*

Late last year, the exploration team determined that Quebrada Colorada extended southward from the previously defined southernmost extent. During 1999, 17 holes have been drilled to follow up on this extension. Recently, eight holes have encountered ore-grade mineralization over a strike length of at least 210 meters, with three of the southernmost holes containing high grades.



----------------- ------ --------------- ---------- ----------- ---------- ----------- --------------- --------------
    QUEBRADA
    COLORADA                               Elev.       From        To      Interval*     Gold grade     Silver Grade
Hole               Incl      Section        (m)        (m)         (m)        (m)         (g/tonne)       (g/tonne)
----------------- ------ --------------- ---------- ----------- ---------- ----------- --------------- --------------
PP407              -55      7301660N       1605         294        300         6             8.8            379
PP424              -54      7301660N       1580         296        298         2             3.7            125
PP413              -55      7301600N       1590         288        294         6             4.6            356
PP428              -55      7301600N       1605         264        266         2             4.8            433
PP446              -55      7301600N       1635         224        228         4             5.8            306
PP442              -55      7301540N       1715         144        148         4            29.7            263
PP435              -55      7301540N       1620         230        234         4            84.2            471
PP447              -55      7301480N       1610         250        256         6            24.6            650

----------------- ------ --------------- ---------- ----------- ---------- ----------- --------------- --------------
* All true widths are approximately 50% of the reported interval

True width of the vein is approximately 1-3 meters, and the extension is open to the south. Drilling is continuing and a core rig is expected to be added to the program.

During 1999, exploration drilling has also followed Quebrada Colorada to the north. Ore grade mineralization has been extended 120 meters northward with best intercepts of 4 meters of 19.8 g/tonne gold and 324 g/tonne silver and 4 meters of 13.6 g/tonne gold and 141 g/tonne silver. Beyond these 120 meters, both the structure and veining continue for at least another 90 meters to the north, but so far no ore grade intercepts have been encountered. Additional drilling will continue to follow the zone to the north.

Of the other targets at El Penon, the mineralization at Playa has proven to be the most significant. After having tested a strike length of 570 meters, significant mineralization has been encountered along a strike length of 300 meters. The best new holes drilled this year were 4 meters of 13.3 g/tonne gold and 547 g/tonne silver and 8 meters of 7.2 g/tonne gold and 363 g/tonne silver. However, at Playa ore grade mineralization may be more restricted vertically than is typical on the property. Since the Playa structure is open along strike, more drilling is planned.

Y2K UPDATE
Meridian has been actively engaged in the year 2000 issue since early 1997 when the Company implemented its plans to address the potential impacts of the year 2000. The Company has inventoried all hardware, software and equipment control systems at all locations and expects to confirm compliance or reprogram or replace equipment where necessary by September 1999.

To date, the cost of testing and compliance or upgrade measures has been less than $50,000. Future spending is not expected to increase significantly, although subsequent testing may lead to discovery of material issues.

Meridian has contacted key refiners and suppliers to determine whether they are actively managing their year 2000 risk and working toward compliance by the end of 1999. The Company has contacted alternate sources where existing ones have not confirmed expected compliance.

It is currently believed that the Company's critical operating and financial systems are all year 2000 compliant. In the event that year 2000 issues are either not detected or are not resolved, all of the Company's mission-critical functions are capable of being performed manually. However, it is not possible to be certain that all aspects of the year 2000 issue affecting the Company, including those relating to the efforts of customers, suppliers or third parties, will be fully resolved. Failures may materially and adversely affect the Company's results of operations, liquidity and financial condition. The completion of the Company's year 2000 action plan is expected to significantly reduce these uncertainties.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

------------------------------------
SAFE HARBOR STATEMENT UNDER THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (775) 850-3730
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com



                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                             Three Months                  Six Months
                                                             Ended June 30                Ended June 30
                                                          -------------------------------------------------
                                                           1999        1998             1999        1998

     Sales                                                  $ 16.8      $ 15.9           $ 29.0      $ 30.2

     Costs and expenses
           Operating expenses                                 13.6        12.0             22.5        22.6
           Depreciation, depletion & amortization              4.5         5.2              8.3        10.9
           Exploration costs                                   3.2         3.0              5.1         5.3
           Selling, general and administrative
             expenses                                          1.5         1.9              2.6         3.4
                                                           -------     -------          -------     -------
     Total costs and expenses                                 22.8        22.1             38.5        42.2
                                                           -------     -------          -------     -------

     Operating loss                                          (6.0)       (6.2)            (9.5)      (12.0)

     Interest income                                           0.5         0.7              1.0         1.5
                                                           -------     -------          -------     -------

     Net loss                                              $ (5.5)     $ (5.5)          $ (8.5)     $(10.5)
                                                           =======     =======          =======     =======

     Loss per common share                                 $(0.07)     $(0.07)          $(0.12)     $(0.14)
                                                           =======     =======          =======     =======

     Weighted average common shares outstanding              73.7        73.6             73.7        73.6
                                                           =======     =======          =======     =======



                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                              Three Months                  Six Months
                                                              Ended June 30                Ended June 30
                                                           ------------------------------------------------
                                                             1999        1998             1999        1998
     BEARTRACK MINE
           Gold production - heap leach (ounces)            32,959      23,680           56,487      52,177
           Tonnes mined (thousands)
               Ore                                           1,213       1,025            2,290       1,836
               Waste                                           865       1,698            1,773       3,214
                                                            ------      ------           ------      ------
                   Total                                     2,078       2,723            4,063       5,050

     Average heap leach grade (grams/tonne)                   0.96        0.65             0.93        0.65

     Cash cost of production/ounce                           $ 157       $ 234            $ 178       $ 228

     JERRITT CANYON JOINT VENTURE
           Gold production (Meridian Gold's 30% share)
               Milling (ounces)                             26,152      28,497           51,771      50,977

           Tonnes mined (100%, thousands)
               Ore                                             252         205              562         343
               Waste                                         2,069       3,563            5,017       7,668
                                                            ------      ------           ------      ------
                   Total                                     2,321       3,768            5,579       8,011

           Mill tonnes processed (100%, thousands)             351         346              703         668
           Average mill ore grade (grams/tonne)               8.78        9.32             8.57        8.98
           Mill recoveries                                   90.8%       90.9%            91.0%       90.7%

     Cash cost of production/ounce                           $ 205       $ 176            $ 200       $ 185


     TOTALS
     Ounces of gold produced                                59,111      52,177          108,258     103,154
     Ounces of gold sold                                    61,216      52,750          103,238     101,035
     Average realized price/ounce                            $ 272       $ 301            $ 278       $ 298

     Cash cost of production/ounce                           $ 178       $ 201            $ 188       $ 205


                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                                (In US$ millions)

                                                           June 30   December 31
                                                             1999       1998
                                                         -----------------------
     ASSETS
     Current Assets
           Cash and cash equivalents                       $ 38.1       $34.1
           Trade & other receivables                          3.3         8.1
           Inventories                                        6.0         6.3
           Other current assets                               0.7         1.5
                                                          -------     -------
     Total current assets                                    48.1        50.0
                                                          -------     -------

     Property, plant and equipment, net                      89.3        57.5
     Other assets                                             2.4         2.6
                                                          -------     -------

     Total Assets                                         $ 139.8     $ 110.1
                                                          =======     =======


     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
           Accounts payable, trade and other                $ 5.1       $ 3.9
           Short-term debt                                   30.6          --
           Accrued and other liabilities                     10.7         9.6
                                                          -------     -------
     Total current liabilities                               46.4        13.5
                                                          -------     -------

     Other long-term liabilities                             28.4        23.1
     Shareholders' equity                                    65.0        73.5
                                                          -------     -------

     Total liabilities and shareholders' equity           $ 139.8     $ 110.1
                                                          =======     =======



                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                              Three Months                  Six Months
                                                              Ended June 30                Ended June 30
                                                           ------------------------------------------------
                                                           1999        1998             1999        1998

     NET LOSS                                              $ (5.5)     $ (5.5)          $ (8.5)     $(10.5)

     Provision for depreciation, depletion and
           amortization                                        4.5         5.2              8.3        10.9
     Changes in assets and liabilities, net                    5.0         4.6             14.2         3.0
                                                           -------     -------          -------     -------

     Net cash provided by (used in) operations                 4.0         4.3             14.0         3.4
                                                           -------     -------          -------     -------

     CASH FLOWS FROM INVESTING ACTIVITIES
           Capital spending                                 (19.3)       (3.2)           (40.1)       (6.2)
                                                           -------     -------          -------     -------

     CASH FLOWS FROM FINANCING ACTIVITIES
           Proceeds from short-term borrowings                18.1          --             30.6          --
           Repayment of current portion of long-term
           debt                                              (0.5)          --            (0.5)          --
           Proceeds from sale of common stock                   --          --              0.1          --
           Redemption of preferred shares                    (0.1)          --            (0.1)          --
                                                           -------                      -------

     Net cash provided by (used in) financing
           activities                                         17.5          --             30.1          --
                                                           -------     -------          -------     -------

     Increase (decrease) in cash and cash
          equivalents                                          2.2         1.1              4.0       (2.8)

     Cash and cash equivalents, beginning
          of period                                           35.9        50.4             34.1        54.3
                                                           -------     -------          -------     -------

     Cash and cash equivalents, end of period               $ 38.1      $ 51.5           $ 38.1      $ 51.5
                                                           -------     -------          -------     -------